

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2019

Xinyu Jiang
Chief Executive Officer
Dynamic Shares Trust
401 W. Superior St., Suite 300
Chicago, IL 60654

      Re: Dynamic Shares Trust
          Draft Registration Statement on Form S-1
          Submitted June 5, 2019
          CIK No. 0001771951

Dear Mr. Jiang:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement filed June 5, 2019

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   To the extent you intend to use a fact sheet, please provide us with a copy for our review.

Cover Page

3.   Please disclose whether this offering has a termination date or whether this is a perpetual

offering. Refer to 501(b)(8) of Regulation S-K.

Summary

Risks Related to the Fund's Operations and Management, page 6

4.   We refer to your statements on the prospectus cover page and on page 22 that you are not an investment company subject to the Investment Company Act of 1940. However, you state on page 6 that "Funds will be subject to counterparty risks . . . including, but not limited to, risks associated with forward contracts . . . ." Please clarify whether you may invest in forward contracts.

Summary Historical Financial Data, page 13

5.   Please revise the statement of financial condition summary data to agree to the statement of financial condition on page F-3.

Creation and Redemption of Shares, page 45

6.   We note your on page 46 disclosure that Authorized Participants may be required to pay a variable transaction fee "up to a maximum amount that will be determined prior to the effectiveness of this Registration Statement unless the transaction fee is waived or otherwise adjusted by the Sponsor." Please revise your disclosure to discuss how this fee is calculated and the circumstances under which Authorized Participants may be required to pay it. Please also clarify whether the fixed transaction fee will be paid for each creation and redemption order, as disclosed on page 46, or whether this fixed transaction fee is discretionary, as suggested on page 49.

7.   Please discuss what might constitute an "emergency" that would result in the suspension of redemptions.

Litigation, page 49

8.   We note your statement that there has been no material administrative, civil or criminal action against the Sponsor or Trust within the preceding five years. Please note that Item 401(f) of Regulation S-K requires that such information be provided for a period of ten years and revise accordingly.

Description of the Shares; The Fund; Certain Material Terms of the Trust Agreement
Executive Officers of the Trust and Principals and Significant Employees of the Sponsor, page 52

9.   Please expand your disclosure to describe Mr. Zhang and Mr. Jiang's business experience during the past five years, including the dates of such employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e)(1) of Regulation S-K.

Plan of Distribution

Likelihood of Becoming a Statutory Underwriter, page 61

10.   We refer to your disclosure on page 61 that Authorized Participants and broker-dealers selling the shares may be deemed statutory underwriters. Please revise your disclosure to state that such Authorized Participants and broker-dealers will be deemed to be statutory underwriters. Make similar revisions to your disclosure on page 46.

Index to Certain Financial Information, page F-1

11.   We note that you have provided an audited balance sheet for Dynamic Short Short-Term Volatility Futures ETF, the sole Fund as of May 22, 2019. Please note that audited financial statements must also be provided for the registrant, Dynamic Shares Trust. Refer to Question 104.01 of the Compliance and Disclosure Interpretations for Securities Act Sections.

 You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Kristina Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Lobert, Staff Attorney, at (202) 551-7150 or Erin E. Martin, Legal Branch Chief, at (202) 551-3391 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate and
                                        Commodities